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Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

October 8, 2013

Re:	Blackbaud, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed February 27, 2013 File No.: 000-50600

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Craig Wilson, Sr. Asst. Chief Accountant
Amanda Kim, Staff Accountant
Gabriel Eckstein, Staff Attorney
Evan Jacobson, Staff Attorney

Dear Mr. Wilson:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comments of the Staff of the United States Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated September 10, 2013. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s discussion and analysis of financial condition and results of operations

Results of operations, page 33

1.  Your response to prior comment 3 states that you disclosed your maintenance renewal rate in your Form 10-K for the fiscal year ended December 31, 2012.  You do not appear to have disclosed your maintenance renewal rate in your quarterly reports on Form 10-Q.  Please disclose this in future filings and discuss any material trends.

United States Securities and Exchange Commission	2	October 8, 2013

In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2013, Blackbaud will provide in MD&A a discussion of the maintenance renewal rate and any material trends pertaining to the maintenance renewal rate if applicable. Following is an example of the proposed disclosure, based on previously published results from the second quarter of 2013:

Item 2. Management’s discussion and analysis of financial condition and results of operations (continued)

Maintenance
	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
Maintenance revenue	$34.1	$33.9	$0.2	1%	$68.3	$67.4	$0.9	1%
Cost of maintenance	6.6	6.2	0.4	6%	12.4	12.2	0.2	2%
Maintenance gross profit	$27.5	$27.7	$(0.2)	(1)%	$55.9	$55.2	$0.7	1%
Maintenance gross margin	81%	82%			82%	82%

Revenue from maintenance is comprised of annual fees derived from maintenance contracts associated with new software licenses and annual renewals of existing maintenance contracts. These contracts provide customers with updates, enhancements and upgrades to our software products and online, telephone and email support. Maintenance contracts are typically for a term of one year, and maintenance renewal rates in the periods reported did not vary materially compared to prior periods.  [New disclosure underlined]

The increase in maintenance revenue in the second quarter of 2013 compared to the same period in 2012 is principally comprised of (i) $2.3 million of maintenance from new customers associated with new license agreements and increases in contracts with existing customers and (ii) approximately $1.0 million from maintenance contract inflationary rate adjustments, partially offset by (iii) $2.5 million from maintenance contracts that were not renewed and reductions in contracts with existing customers and (iv) a $0.5 million decrease in maintenance revenue attributable to a change in presentation from gross to net for revenue and costs associated with certain third-party software arrangements that had a change in contractual terms. The net revenue attributable to these third-party software arrangements has been included in "Other revenue" for 2013.

Comparison of the years ended December 31, 2012 and 2011

Operating results

Maintenance, page 36

2.  We note your response to prior comment 4.  Please explain why a disaggregated analysis of maintenance revenue that separately discloses the quantitative impact of existing customers would not provide material disclosure.

United States Securities and Exchange Commission	3	October 8, 2013

As noted in Blackbaud’s response to prior comment 4, the Company continues to believe that the level of disclosure of the factors driving period-to-period variances in maintenance revenue is appropriate, because further disaggregation of the changes is not the level of reporting used by senior management in analyzing operating results and running the business and the Company believes it would not be helpful to investors.

As a starting point for this discussion, Blackbaud notes that its existing variance disclosure separates the drivers into three discreet categories: (i) increases driven by customer decisions to purchase maintenance (“Customer Increases”); (ii) increases driven by automatic escalation of fees built into existing contracts and (iii) decreases driven by customer decisions to reduce or terminate maintenance (“Customer Decreases”).

In terms of Customer Increases, Blackbaud respectfully submits that disaggregation in the manner suggested by the Staff does not meaningfully correlate to the purchasing decision-making processes of its customers and, as a result, the way in which the Company views and manages the business. For example, existing customers often purchase additional products from Blackbaud during the term of an arrangement – which may be in the form of additional capacity for the originally purchased product, an entirely new product the customer had not purchased previously or a combination thereof. When the customer makes such purchases, the contractual negotiation includes the level of maintenance that will be purchased, the term of such maintenance, payment obligations, user capacity and other important terms. Instead of being a simple binary renewal, this purchase and sale process will reset the overall arrangement with the customer and is in fundamental respects no different than the negotiation Blackbaud has with customers  for whom it does not have existing arrangements. On the other hand, some Customer Increases are in fact only renewals related to previously contracted for products under which expansion of services is included. Furthermore, some purchases of maintenance are by customers that have previously allowed their maintenance arrangements to lapse, and are therefore technically contracts with customers that are not “existing” customers at the time (i.e., there is no ongoing revenue stream just prior to the moment of renewal). These “new” purchases would therefore in substance be renewals, but would be mischaracterized in the typology suggested by the Staff.  These are only a few examples of the reasons Blackbaud does not view the characterization of  “new” and “existing” customers to be meaningful for understanding its maintenance business, but focuses instead on Customer Increases based on purchase decisions under “new” and “existing” contracts in the aggregate.

Similarly, Blackbaud respectfully submits that Customer Decreases cannot be neatly disaggregated into non-renewals and reductions. For example, as noted above, some non-renewal activity may actually only be temporary contractual lapses that result from pending contract renegotiations or even simple inattention of the customer, and such lapses end when a new arrangement is negotiated or the customer gets around to renewing. Of course, at the time of the lapse, Blackbaud cannot know whether the lapse will be temporary or lasting. Attempts to categorize to the level of reporting accuracy the dynamics within customer activity between inattention, negotiating processes and genuine terminations or reductions of maintenance arrangements would be speculative at best, not to mention complex, and Blackbaud believes ultimately not meaningful to investors.

United States Securities and Exchange Commission	4	October 8, 2013

While Blackbaud sales personnel are intently focused on the purchasing processes of each individual customer, its senior management and finance personnel focus on the overall health of the macro-level revenue streams. By categorizing maintenance revenue variances as either Customer Increases, automated rate escalations or Customer Decreases at an aggregated level, senior management is able to monitor trends in the overall health and growth of the maintenance business, and Blackbaud respectfully submits that this is also the level of analysis that is most useful to its investors.

Amendment to No. 1 to Form 10-K for the Fiscal Year ended December 31, 2012

Item 9A.  Controls and procedures

3.  You did not include the disclosure required by Item 303(a)(4) of Regulation S-K.  In addition, you did not include the attestation report of your registered public accounting firm.  Please file an amended Form 10-K that includes all of the information required by Item 9A of Form 10-K.  See Exchange Act Rule 12B-15.

Blackbaud made the requested refiling on October 8, 2013.

*   *   *   *   *   *   *

As requested, please be advised that Blackbaud acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission	5	October 8, 2013

Blackbaud believes that the foregoing fully addresses the comments of the Staff.  However, if the Staff has any further comments, please direct them to the undersigned at (650) 752-2018 or martin.wellington@davispolk.com.

Sincerely,
/s/ Martin A. Wellington
Martin A. Wellington

cc:	Anthony W. Boor, Interim Chief Executive Officer, Chief Financial Officer
Jon W. Olson, Vice President and General Counsel
Chad Anderson, Corporate Controller
Thomas Wilson, Director, SEC Reporting